COLE CORPORATE INCOME TRUST, INC.
SUPPLEMENT NO. 2 DATED SEPTEMBER 18, 2012
TO THE PROSPECTUS DATED AUGUST 16, 2012

This document supplements, and should be read in conjunction with the prospectus of Cole Corporate Income Trust, Inc. dated August 16, 2012 and Supplement No. 1 dated August 16, 2012. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Corporate Income Trust, Inc.; and
(2)	potential real property investments.

Status of Our Public Offering

The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on February 10, 2011. Of these shares, we are offering 250,000,000 shares in a primary offering and 50,000,000 shares pursuant to our distribution reinvestment plan. During the month of August 2012, we accepted investors' subscriptions for, and issued, approximately 1.6 million shares of our common stock in the primary portion of our offering, resulting in gross proceeds to us of approximately $16.2 million, and approximately 21,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $202,000. As of September 14, 2012, we had accepted investors' subscriptions for, and issued, approximately 10.3 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $102.8 million. We have special escrow provisions for subscriptions from residents of Pennsylvania. The conditions of the special escrow provisions for Pennsylvania have not been satisfied as of the date of this supplement and, therefore, we have not accepted subscriptions from residents of Pennsylvania.

We will offer shares of our common stock pursuant to the offering until February 10, 2014, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by February 10, 2014, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Potential Real Property Investments
Our advisor has identified certain properties as potential suitable investments for us. The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price, including any expenses or closing costs in connection with closing acquisitions. An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.
Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable. The properties currently identified are listed below.

			Approximate
	Expected	Approximate	Compensation to
Property	Acquisition Date	Purchase Price	Sponsor (1)
American Tire – Colorado Springs, CO	September 2012	$8,311,000	$166,220
HCA, Inc. – Irving, TX	October 2012	15,483,000	309,660
		$23,794,000	$475,880

(1)		Approximate fees paid to sponsor represent amounts payable to an affiliate of our advisor for acquisition fees in connection with the property acquisitions.
The potential property acquisitions are subject to net leases, pursuant to which each tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

	Number of		Rentable	Physical
Property	Tenants	Tenant	Square Feet	Occupancy
American Tire – Colorado Springs, CO	1	American Tire Distributors, Inc.	125,060	100%
HCA, Inc. – Irving, TX	1	HSS Systems, LLC	94,137	100%
			219,197

The table below provides leasing information for the major tenants at each potential property:

		Renewal	Current	Base Rent
		Options	Annual Base	per Square
Property	Major Tenants (1)	(2)	Rent	Foot		Lease Term (3)
American Tire – Colorado Springs, CO	American Tire Distributors, Inc.	2-5 yr.	$614,045	$4.91	(4)	9/24/2012	–	9/30/2023
HCA, Inc. – Irving, TX	HSS Systems, LLC	1-5 yr.	588,356	6.25	(5)	2/1/2012	–	1/31/2013
			1,176,713	12.50	(5)	2/1/2013	–	1/31/2022

(1)			Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.
(2)			Represents number of renewal options and the term of each option.
(3)			Represents lease term beginning with the current rent period through the end of the non-cancellable lease term, assuming no renewals are exercised.
(4)			The annual base rent under the lease increases by an average of $0.37 per square foot every three years.
(5)			The same lease covers both the 2/1/2012 to 1/31/2013 term and the 2/1/2013 to 1/31/2022 term. The annual base rent under the lease increases by an average of $0.50 per square foot for each year beginning 2/1/2014.
We expect to purchase the properties with proceeds from our ongoing offering of our common stock. We may use the properties as collateral in future financings.

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